-----------------------------------------------------------------
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                       DEPOTECH CORPORATION
------------------------------------------------------------------
                          (Name of Issuer)

                           COMMON STOCK
------------------------------------------------------------------
                   (Title of Class of Securities)

                             53610105
                          --------------
                          (CUSIP Number)

  MARK VANDEVELDE, ROSS FINANCIAL CORPORATION, P.O. Box 31363-SMB,
   MIRCO COMMERCE CENTRE, CAYMAN ISLANDS B.W.I., (345) 949-7950
------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        December 30, 1997
------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].


                           Page 1 of 10 Pages

-------------------                             ------------------
CUSIP No. 53610105                              Page 2 of 10 Pages
-------------------                             ------------------
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    KENNETH B. DART
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    NONE
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BELIZE
------------------------------------------------------------------
 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER              1,235,000
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER         1,235,000
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  These shares are beneficially owned by Ross
1,235,000 shares  Financial Corporation as to which STS Inc.
                  is the 100% shareholder. Kenneth B. Dart is the 100% shareholder of STS Inc.
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.71%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-INDIVIDUAL





------------------------------------------------------------------
-------------------                             ------------------
CUSIP No. 53610105                              Page 3 of 10 Pages
-------------------                             ------------------
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    ROSS FINANCIAL CORPORATION
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WORKING CAPITAL
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
------------------------------------------------------------------
 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER               1,235,000
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER          1,235,000
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,235,000 shares   These shares are beneficially owned by STS
                   Inc. which is the 100% shareholder.

------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.71%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-CORPORATION





------------------------------------------------------------------
-------------------                             ------------------
CUSIP No. 53610105                              Page 4 of 10 Pages
-------------------                             ------------------
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    STS INC.
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    NONE
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
------------------------------------------------------------------
 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER               1,235,000
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER          1,235,000
   WITH      |
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,235,000 shares   These shares are beneficially owned by Ross
                   Financial Corporation as to which STS Inc.
                   is the 100% shareholder.
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.71%
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN-CORPORATION





Neither the filing of this Amendment No. 2 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ross Financial Corporation, a Cayman Islands corporation, by STS
Inc., a Cayman Islands corporation, or by Kenneth B. Dart, that it or he is the beneficial owner of any of the Common Stock referred to in this Amendment, other than shares of Depotech Corporation, issued and outstanding and owned of record by the Ross Financial Corporation as of the date of this Amendment, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

JOINT STATEMENT

ITEM 1.           SECURITY AND ISSUER

This statement relates to the shares of voting common stock (the "Common Stock"), of Depotech Corporation, a California corporation (the "Company"). The principal executive offices of the Company are located at 10450 Science Center Drive San Diego, CA, 92121.

ITEM 2.           IDENTITY AND BACKGROUND

(A) - (F)

A.  Kenneth B. Dart

(1) Business Address
    P.O. Box 31300-SMB, Grand Cayman
    Cayman Islands, B.W.I.

(2) Principal Employment: President of the following corporation:

  (a) Dart Container Corporation
      P.O. Box 31372-SMB
      Grand Cayman, Cayman Islands, B.W.I. *

* The principal business activity is the manufacture, sale,and recycling of polystyrene cups and plastic cutlery and dinnerware.

(3) This reporting person has not during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(4) Citizenship:  Belize



                              Page 5 of 10 Pages
B. Ross Financial Corporation

(1) Country of Organization:  Cayman Islands

(2) Principal Business: Investment in securities

(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W. I.

(5) Name and address of all members of the Board of Directors:

    Kenneth B. Dart
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                President/Treasurer
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services   Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

C.  STS Inc.

(1) Country of Organization:  Cayman Islands

(2) Principal Business:  Investment in securities.

(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.         Page 6 of 10 Pages

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(5) Name and address of all members of the Board of
    Directors:

    Kenneth B. Dart
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                President/Treasurer
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services   Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A. Kenneth B. Dart

Kenneth B. Dart has purchased no shares of Common Stock for his own account.

B. Ross Financial Corporation

Ross Financial Corporation has purchased no shares of Common Stock its own account.

C.   STS Inc.:

STS Inc. has purchased no shares of Common Stock for its own account.
                           Page 7 of 10 Pages
ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting person.
However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in
Item 4 of Form 13D promulgated by the Securities and Exchange
Commission.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(A) - (B)

A. The information contained in the cover pages to this
Schedule 13D is incorporated herein by reference.

B. As of December 30, 1997, the Reporting Persons owned the following shares of Common Stock.

(1) By virtue of his status as the sole shareholder of STS, Inc., which is the sole shareholder of Ross Financial Corporation, Kenneth B. Dart, for purposes of this Schedule 13D, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross Financial Corporation.

(2) Ross Financial Corporation is the direct owner of 1,235,000 shares of Common Stock. The 1,235,000 shares represent approximately 8.71% of the 14,175,303 shares of Common Stock outstanding as of October 31, 1997, as reported by the Company on Form 10-Q for the quarter ending October 30, 1997 (the "Outstanding Shares").

(3) By virtue of its status as the sole shareholder of Ross
Financial Corporation, STS Inc., for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross Financial Corporation.

(4) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 1,235,000 shares of Common Stock representing 8.71% of the Outstanding Shares.

(c) There were no purchases or sales of Common Stock since the last Amendment to Schedule 13D. See Schedule A.

(d) No other person is known to have the right or power to direct the receipt of dividends of the proceeds from the sale of shares of Common Stock.
                            Page 8 of 10 Pages

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

STS Inc. is the sole shareholder of Ross Financial Corporation. Kenneth B. Dart is the sole shareholder of Ross Financial Corporation. The Agreement among the Reporting Persons with respect to the filing of this Amendment 2 is incorporated by reference.

ITEM 7. MATERIAL TO BE FILED WITH EXHIBITS

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting person with respect to the filing of the Schedule 13D and any amendments thereto.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counter parts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

ROSS FINANCIAL CORPORATION

BY:      KENNETH B. DART, President
         December 30, 1997

STS INC.

BY:      KENNETH B. DART, President
         December 30, 1997

AND

KENNETH B. DART
December 30, 1997

                          Page 9 of 10 Pages

EXHIBIT A

 TRADE    QUANTITY   PRICE        COST     COMMISSION  TOTAL COST
 DATE


THERE WERE NO PURCHASES OR SALES SINCE THE LAST FILING

                          Page 10 of 10 Pages

EXHIBIT B


This will confirm the agreement by and among all of the undersigned that the reports this Schedule 13D and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of voting Common Stock, of Depotech Corporation, a California corporation was, and are being, filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ROSS FINANCIAL CORPORATION

BY:      KENNETH B. DART, President
         December 30, 1997

STS INC.

BY:      KENNETH B. DART, President
         December 30, 1997

AND

KENNETH B. DART
December 30, 1997